March 27, 2008

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

Division of Corporation of Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Daniel Morris

Regarding:	Macrovision Solutions Corporation Registration Statement on Form S-4/A As amended through March 31, 2008 File No. 333-148825

Dear Mr. Morris:

I write on behalf of Macrovision Solutions Corporation, a Delaware corporation (the “Company”), to request that the Commission take appropriate action to make the above-captioned Registration Statement of the Company effective at 5:00 p.m., Washington, D.C. local time, on Monday, March 31, 2008, or as soon thereafter as possible. By making this request for acceleration, the Company confirms its awareness of its obligations under the Securities Act of 1933. Please fax a copy of the order declaring the above-captioned Registration Statement of the Company effective to my attention at (650) 324-6635.

Should you have any questions regarding this request, please contact me directly at (650) 233-8539. Thank you very much for your assistance with this matter.

Sincerely,

HELLER EHRMAN LLP

/s/ Jon E. Gavenman
Jon E. Gavenman

cc:	Alfred J. Amoroso, Macrovision Solutions Corporation
Stephen Yu, Macrovision Solutions Corporation